SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English))

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

January 30, 2024

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Credicorp Ltd. (the “Company”) notifies you as a Material Event that all pending litigation in the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court) against ASB Bank Corp. with respect to:

(i)	Bernard L. Madoff Investment Securities LLC. (BLMIS) and the substantively consolidated estate of Bernard L. Madoff (the Madoff Trustee) (the Madoff Complaint), and

(ii)	Fairfield Sentry (In Liquidation) and its representative, Kenneth Krys (the Fairfield Liquidator) (the Fairfield Complaint),

has been fully and finally settled.  Under those litigations, the Madoff Trustee had sought recovery of approximately US$120.0 million in principal amount (plus certain fees, costs, interest, and expenses) and the Fairfield Liquidator had sought recovery of approximately US$115.2 million in principal amount (plus certain fees, costs, interest, and expenses). On January 30, 2024, (i) the Madoff Trustee and ASB Bank Corp. entered into a release and settlement agreement (the Madoff Settlement) and (ii) the Fairfield Liquidator and ASB Bank Corp. simultaneously entered into a release and settlement agreement (the Fairfield Settlement), which settlements, without admission of liability, resolves all disputes related to the Madoff Complaint and the Fairfield Complaint among ASB Bank Corp., the Madoff Trustee and the Fairfield Liquidator.  Under the terms of the settlements, after approval of the Madoff Settlement by the Bankruptcy Court, among other things, ASB Bank Corp. shall pay the Madoff Trustee the amount of US$42,750,000.00 (for which ASB Bank Corp. and its affiliates are fully provisioned), and the Madoff Trustee and the Fairfield Liquidator shall dismiss the Madoff Complaint and the Fairfield Complaint, as applicable, with prejudice and without costs to either party.  A copy of the Madoff Settlement has been filed with the Bankruptcy Court and remains pending for approval with the Bankruptcy Court.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales

Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2024

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative